FORM 5

Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). Form 3 Holdings Reported Form 4 Transactions Reported

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

1. Name and Address of Reporting Person Sorenson Charles Marcus (Last) (First) (Middle) 16220 Wood Red Road (Street) Woodinville WA 98072 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol Mackie Desings Inc MKIE 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Year December/2002 5. If Amendment, Date of Original (Month/Year)	6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
			Director Officer (give title below)	X 10% Owner Other (specify below)

7. Individual or Joint/Group Reporting (check applicable line) X Form Filed by One Reporting Person Form Filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)	4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)			5. Amount of Securities Beneficially Owned at the end of Issuer's Fiscal Year (Instr. 3 and 4)	6. Owner- ship Form: Direct(D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
				Amount	(A) or (D)	Price
Common Stock							2,069,700	I	(1)
Common Stock							480,300	I	(2)
							2,550,000

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see instruction 4(b)(v).

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conver sion or Exercise Price of Derivative Security	3. Transaction Date (Month/ Day/Year)	3A. Deemed Execution Date, if any (Month/ Day/Year)	4. Transaction Code (Instr. 8)	5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned at End of Year (Instr. 4)	10.Ownership of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
					(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Options	6.50	12/17/97					(3)	12/17/07	Common Stock	5,000		5,000	D

Explanation of Responses:

(1) Shares are held in a trust for the Sorenson Family of which Mr.Sorenson and his wife are co-trustees.

(2) Shares are held in trusts for hte children and grandchildren of Mr. and Mrs. Sorenson of which they are co-trustees.

(3) Options are exercisable over a four year period that begins one year form the date options are granted.

/s/ Charles Marcus Sorenson ** Signature of Reporting Person	2/13/2003 Date

**             Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
             See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:    File three copies of this Form, one of which must be manually signed.
             If space provided is insufficient, see Instruction 6 for procedure.

http://www.sec.gov/divisions/corpfin/forms/form5.htm

Last update: 09/03/2002